UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

City of Buenos Aires, June 7, 2011

President of the
Comisión Nacional de Valores
Mr. Alejandro Vanoli
S             /             D

Re.:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (the “Company”) – Relevant Fact.

Dear Sirs,

I have the pleasure of addressing you in compliance with Chapter XXI of the Rules of the Comisión Nacional de Valores, in order to inform you that a judgment has been issued on June 1, 2011 by the Administrative Court of Appeals (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal – Sala V) in the action filed by Unión de Usuarios y Consumidores with the Administrative Trial Court No. 12 – Secretariat No. 23 (Juzgado Nacional de Primera Instancia en lo Contencioso Administrativo Federal No. 12 – Secretaría No. 23) which overturned the judgment of the Administrative Trial Court.

The overturned judgment of the Administrative Trial Court had (i) annulled the effects of Section 4.1 of Annex I of Decree No. 1957/06 and Sections 2, 3 and 4 of ENRE Resolution 51/07 in connection with the authorization, on a retroactive basis, of a tariff increase for the provision of electricity by Edenor to consumers for the period from November 1, 2005 to January 31, 2007; (ii) ordered the reimbursement to consumers of the amounts received retroactively by Edenor for the period from November 1, 2005 to January 31, 2007, pursuant to Section 4.1 of Annex I of Decree No. 1957/06 and Sections 2, 3 and 4 of ENRE Resolution 51/07, through invoicing, including applicable interest for late payments by Edenor; and (iii) instructed the ENRE to control the manner in which Edenor effected the reimbursements and to report to the court on the results.

In overturning the Administrative Trial Court’s judgment, the Administrative Court of Appeals considered, among other factors, that the tariffs had been implemented in accordance with due process, including the holding of a public hearing and the other applicable procedures.

Sincerely,
Jaime J. Barba
Edenor S.A.
Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)
Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Luis Pablo Rogelio Pagano
Luis Pablo Rogelio Pagano
Chief Financial Officer

Date: June 8, 2011